FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Reports Delay in Mining Concession Renewal for Kirazlı Project

Toronto, Ontario (October 14, 2019) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported that it has suspended all construction activities on its Kirazlı project pending the renewal of its Turkish mining concessions which expired on October 13, 2019. Although the mining concessions have not been revoked and can be renewed following this expiration date, no further construction activities can be completed until the concessions have been renewed.
The Company has met all the regulatory requirements and conditions for the concessions to be renewed and reasonably expected the renewal by the expiration date. The communities local to the Kirazlı project remain supportive. As such, the Company is working with the Turkish Department of Energy and Natural Resources on securing the renewal of the mining concessions which will allow for a resumption of construction activities. The renewal is required from the same government department that granted the Operating Permit for Kirazlı in March 2019.
There has been false information about the project circulated through social media. The Company continues to share correct information about the project, and dispel misinformation which gave rise to protests and social media inaccuracies concerning the Kirazlı project (see Kirazlı fact sheet for more detail on the Company’s website at www.alamosgold.com).
Since 2010, Alamos has been working with the various government ministries and local communities as part of a multi-year environmental review and community consultation process. After earning the support of the local communities and passing a rigorous environmental review process, the Company was granted approval of all the major permits needed to build Kirazlı including the Environmental Impact Assessment, Forestry Permits, GSM and Operating Permits.
Given the uncertainty around the timing of the concession renewal, initial production from Kirazlı has been delayed from previous guidance of late 2020. The Company will provide updated guidance on the construction schedule and budget for Kirazlı following the receipt of the concession renewal and resumption of construction activities.

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

TRADING SYMBOL: TSX:AGI NYSE:AGI

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note
This news release contains statements which are, or may deemed to be, forward-looking information within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statement(s)”). All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are, or may be deemed to be, forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expects", “is expected” "believes", "anticipates", "will", "intends", "estimates", "forecast", "budget" or variations of such words and phrases and similar expressions or statements that certain actions, events or results ”may", "could", "would", "might" or "will" be taken, occur or be achieved.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this news release include, but are not limited to: the renewal of the Company’s mining concessions in Turkey; timely resumption of construction and development at the Kirazlı project; the risks of obtaining and maintaining all necessary licenses, permits and authorizations for the Company’s assets in Turkey; labour and contractor availability (and being able to secure the same on favorable terms); employee and community relations, (including maintaining social license to operate), litigation and administrative proceedings; expropriation or nationalization of our property; inherent risks and hazards associated with mining including environmental hazards, accidents, contests over title to properties; changes in national and local government legislation (including tax legislation), controls or regulations; and risk of loss due to sabotage, protests and other civil disturbances.
Additional risk factors affecting the Company are set out in the Company’s latest Form 40-F/ Annual Information Form and MD&A, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov., and should be reviewed in conjunction with this news release. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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